Exhibit 4.50
Execution Copy
THIS AGREEMENT is made on the 31st day of December 2008
BETWEEN:
(1)	XINHUA FINANCE MEDIA LIMITED, a company duly incorporated in the Cayman Islands whose registered office is at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, Cayman Islands, British West Indies (“XFM”); and

(2)	PARIYA HOLDINGS LIMITED a company duly incorporated in the British Virgin Islands whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (“Pariya”).
WHEREAS:
1.	As at the date of this Agreement, XFM legally and beneficially owns the entire issued share capital of Xinhua Finance Media (Convey) Limited (formerly known as “Good Speed Holdings Limited”), a company incorporated under the laws of the British Virgin Islands with registration number 1409292 with its registered address located at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands (the “Company”).

2.	XFM agrees to sell and Pariya agrees to purchase the Sale Shares (as defined below) which, in aggregate, represent 85% of the Company’s issued share capital from XFM as at completion subject to the terms and conditions set forth in this Agreement.
NOW IT IS HEREBY AGREED as follows:-
1.	Definitions

1.1	In this Agreement, all capitalized words and expressions shall have the same meanings as in the Sale Agreement (as defined below) unless otherwise defined herein.

1.2	In this Agreement, the following capitalized words and expressions shall have the meanings set against them below unless the context otherwise requires:

“Agreement”	means this Agreement;

“Business Day”	means a day (other than a Saturday or Sunday) on which

banks in Hong Kong are generally open for business;

“BVI”	means the British Virgin Islands;

“Consideration”	means US$85,000,000, being the total consideration payable for the Sale Shares as set out in Clause 2.2;

“Closing”	means the completion of the sale and purchase of the Sale Shares contemplated herein, which shall take place upon signing of this Agreement;

“Encumbrance”	includes, without any limitation, with respect to any asset, any option, right to acquire, right of pre-emption, mortgage, charge, pledge, lien, hypothecation, title retention, right of set-off, counterclaim, trust arrangement or other security or any equity or restriction (including any restriction imposed under the Companies Ordinance);

“Group”	means the Company, Convey Advertising Company Limited, Convey Media Advertising Limited, Convey Advertising China Limited and Giant Whale Investment Financial Advisory (Shenzhen) Co., Ltd.; and “Group Company(ies)” shall be construed accordingly;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Knowledge”	means the actual knowledge through the receipt of written notice by the directors of the applicable company or its general counsel;

“Legal Requirements”	means all laws, regulations and orders applicable to the ownership and sale of the Sale Shares by XFM to Pariya;

“Parties”	means XFM and Pariya and “Party” shall mean any one of them;

“Sale Agreement”	means the purchase agreement in respect of the Company dated 29 June 2007 entered into between XFM, Pariya, the Company and Wong Siu Wa as the covenantor;

“Sale Shares”	means such number of shares of the Company representing 85% of the issued share capital of the

Company as at the Closing;

“Subsequent Disposal”	means the disposal of all or part of the Sale Shares to any third party(ies) by Pariya at any time after Closing for an aggregate consideration of not less than US$45,000,000;

“Subsequent Purchaser(s)”	means the purchaser(s) in the Subsequent Disposal;

“US$”	means United States Dollars, the lawful currency of the United States of America;

“1st Instalment”	means the first instalment of the Consideration being US$5,000,000 payable in cash as contemplated in Schedule I hereto;

“2nd Instalment”	means the second instalment of the Consideration being US$10,000,000 payable in cash on or before February 28, 2009 as contemplated in Schedule I hereto;

“3rd Instalment”	means the third instalment of the Consideration being US$10,000,000 payable in cash on or before March 31, 2009 as contemplated in Schedule I hereto; and

“5th Instalment”	means the fifth instalment of the Consideration being US$10,000,000 payable in cash on or before September 30, 2009 as contemplated in Schedule I hereto.
1.3	In this Agreement, references to a “month” are references to a calendar month and references to a “year” are references to a calendar year unless the context requires otherwise.

2.	Sale and Purchase

2.1	XFM agrees to sell and Pariya agrees to purchase all but not part of the Sale Shares free of any Encumbrance on or before Closing or such other date as agreed by the Parties.

2.2	Payments:
(a)	The Consideration for the Sale Shares is Eighty-five Million US Dollars (US$85,000,000), which shall be paid by Pariya to XFM by seven (7) instalments in the manner set out in Schedule I to this Agreement.

(b)	If Pariya has entered into any agreement, written or otherwise, with any Subsequent Purchaser(s), prior to the 5th Instalment becoming due as set out in Schedule I hereto, for the sale of all or part of the Sale Shares to the Subsequent Purchaser(s) for a consideration of not less than US$45,000,000, all outstanding amount from 1st to 3rd Instalments and the 5th Instalment set out in Schedule I, if not yet due and payable pursuant to Schedule I hereto, will become due and payable within ten (10) days upon Pariya’s receipt of such consideration in full from the Subsequent Purchaser.
2.3	In consideration of XFM’s agreement to enter into this Agreement, the Parties agree that the Vendor shall fully and finally be released from its obligations and liabilities under Clauses 4A and 5 of the Sale Agreement with effect from Closing.

3.	XFM’s Representations, Warranties and Undertakings

XFM represents and warrants that the following representations, warranties and undertakings (collectively, “XFM’s Warranties”) shall be true and correct in all respects as at Closing:

3.1	Existence and Qualification of the Company and its subsidiaries after Closing:
(a)	Each of the Group Companies is a corporation duly organized, validly existing and in good standing under the laws of the country in which it was incorporated, and has the corporate power to own or lease and operate its properties and assets and conduct its business in all jurisdictions wherein such properties and assets are located and such business conducted.

(b)	Each of the Group Companies has complied with all relevant legislation whether in its place of incorporation or elsewhere including (but without limitation) legislation relating to companies and securities, exchange controls, borrowing and lending controls, real property and taxation.
3.2	Authorization; No Violation:
(a)	XFM has full power and authority to enter into this Agreement and each of the documents set out in paragraph 1 of Schedule II to this Agreement as at Closing (collectively, the “Seller’s Documents”) and to carry out the transactions contemplated hereby and thereby. Each of the Seller’s Documents shall be duly executed and delivered and is a valid and binding agreement, enforceable in accordance with its terms.

(b)	Neither the execution and delivery by XFM of the Seller’s Documents nor its consummation of the transactions contemplated hereby and thereby will be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or cause the acceleration of the maturity of any debt or obligation pursuant to, or result in the creation or imposition of any Encumbrance, under any agreement or commitment to which XFM is a party or by which XFM or the Sale Shares are bound, or violate any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority.
3.3	Contracts and Agreements:

To the Knowledge of XFM,
(a)	none of the Group Companies is a party to any written or oral contract, commitment, guarantee or agreement relating to the Sale Shares; and

(b)	the Group is not in default under any promissory note, indenture, evidence of indebtedness, security therefor, contract, lease, commitment, undertaking or other instrument whatsoever by which the Sale Shares are bound.
3.4	Absence of Certain Changes:

As at the date of this Agreement, and except as expressly provided herein:
(a)	XFM has preserved intact the Sale Shares, performed all of its obligations relating to the Sale Shares, and not entered into, extended, modified, terminated or renewed any agreement relating to the Sale Shares;

(b)	XFM has not permitted or allowed the Sale Shares to be subjected to any Encumbrance;

(c)	XFM has paid, discharged or satisfied all to the Knowledge of XFM, all claims, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Group have been paid, discharged or satisfied in the ordinary course consistent with past practice;

(d)	XFM has not entered into any contract, commitment, or understanding having a material adverse effect on the Group for the sale of, or sold, transferred, or otherwise disposed of, any material properties or assets owned by the Group him, other than in the ordinary course consistent with past practice;

(e)	XFM has complied in all material respects with all Legal Requirements, which the failure to comply with would have a material adverse effect on XFM the Group or the Sale Shares.
3.5	No Litigation:

To the Knowledge of XFM:
(a)	there is no claim, suit, litigation, arbitral action, inquiry, proceeding, or investigation by or before any court or governmental or other legal or administrative agency or commission pending or threatened or anticipated against, or involving, relating to, against or affecting the Sale Shares or any of the Group Companies;

(b)	no Group Company has received any notice of any such claim, action, litigation, proceeding or investigation;

(c)	there is no reasonable basis for any future claims, actions, litigations, proceedings or investigations against the Sale Shares or any of the Group Companies.
3.6	Title to Sale Shares:
(a)	XFM owns and will have good and marketable title to the Sale Shares, free and clear of any and all Encumbrances.

(b)	By execution and delivery of this Agreement and the original share certificate(s) in respect of the Sale Shares, XFM will transfer and convey to Pariya, at Closing, good title to the Sale Shares, free and clear of any and all Encumbrances.

(c)	XFM has not made any commitment or legal obligation, absolute or contingent, to any person other than Pariya to sell, assign, transfer or effect a sale of the Sale Shares, or to enter into any arrangement or cause the entering into of any arrangement with respect thereto.
3.7	The XFM’s warranties shall survive Closing.

4.	Closing

4.1	Time and Venue: Closing shall take place immediately after the signing of this Agreement by the Parties at the office of XFM at Suite 2103-2104 Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong or such other place and time as may be agreed by the Parties (time in either case being of the essence).

4.2	Closing Arrangement: At Closing, each Party shall fulfil all (or part only if mutually agreed) of the obligations imposed on it under Schedule II. All (or part only if mutually agreed) of the transactions described in Schedule II shall take place at the same time, so that in default of performance of any such transactions or any part thereof by either XFM or Pariya, the other Party shall not be obliged to complete the sale and purchase of the Sale Shares (without prejudice to any other rights and remedies in respect of such default).

4.3	Post Closing Arrangement: Within ten (10) Business Days after Closing, each Party shall fulfil all (or part only if mutually agreed) of the obligations imposed on it under Schedule III.

5.	Notices and Instructions

5.1	Any notice or other communication given or made under or in connection with the matters contemplated by this Agreement shall be in writing.

5.2	Any such notice or other communication shall be addressed as provided in Clause 5.3 and, if so addressed, shall be deemed to have been duly given or made as follows:-
(a)	if sent by personal delivery, upon delivery at the address of the relevant Party;

(b)	if sent by post, five Business Days after the date of posting;

(c)	if sent by facsimile, when dispatched.
5.3	The relevant addressee, address and facsimile number of each Party for the purposes of this Agreement, subject to Clause 5.4, are:-

XFM:
Address	:	3905-09, 1 Grand Gateway, 1 Hongqiao Lu, Shanghai, 200030, China

Facsimile No.	:	86-21-6448-0585

With a copy to	:	Address:
Suite 2103-2104 Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong

Facsimile No.:
852-2541-8266

To the attention of:
Mr. John McLean, General Counsel

Pariya :
Address	:	Room 402-404, 4th Floor, Allied Kajima Building, 138 Gloucester Road, Hong Kong

Facsimile No.	:	852-2511-2872
5.4	A Party may notify the others of a change to its name, relevant addressee, address or facsimile number for the purposes of Clause 5.3, PROVIDED THAT such notification shall only be effective on:-
(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any such change has been given.
6.	General Provisions

6.1	Further Assurance: Each Party agrees to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by law or as may be necessary or reasonably desirable to implement and/or give effect to this Agreement and the transactions contemplated by it.

6.2	Entire Agreement: This Agreement (together with any document described in or expressed to be entered into in connection with this Agreement) constitutes the entire agreement between the Parties in relation to the transaction(s) referred to it or in them and supersedes any previous agreement between the Parties in relation to such transaction(s). It is agreed that:
(a)	no Party has entered into this Agreement in reliance upon any representation, warranty or undertaking of any other Party which is not expressly set out or referred to in this Agreement; and

(b)	except for any breach of an express representation or warranty under this Agreement, no Party shall have any claim or remedy under this Agreement in respect of misrepresentation or untrue statement made by any other Party, whether negligent or otherwise, and whether made prior to or after this Agreement, PROVIDED THAT this Clause shall not exclude liability for fraudulent misrepresentation.
6.3	Remedies Cumulative: Any right, power or remedy expressly conferred upon any Party under this Agreement shall be in addition to, not exclusive of, and without prejudice to all rights, powers and remedies which would, in the absence of express provision, be available to it; and may be exercised as often as such Party considers appropriate.

6.4	Waivers: No failure, relaxation, forbearance, indulgence or delay of any Party in exercising any right or remedy provided by law or under this Agreement shall affect the ability of that Party subsequently to exercise such right or remedy or to pursue any other rights or remedies, nor shall such failure, relaxation, forbearance, indulgence or delay constitute a waiver or variation of that or any other right or remedy. No single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

6.5	Severability: The Parties intend that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws applied in each jurisdiction in which enforcement is sought. If any particular provision or part of this

Agreement shall be held to be invalid or unenforceable, then such provision shall (so far as invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement but without invalidating any of the remaining provisions of this Agreement. The Parties shall use all reasonable endeavours to replace the invalid or unenforceable provisions by a valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

6.6	Variation: No variation of any of the terms of this Agreement (or of any document described in or expressed to be entered into in connection with this Agreement) shall be effective unless such variation is made in writing and signed by or on behalf of each of the Parties. The expression “variation” shall include any variation, supplement, deletion or replacement however effected.

6.7	Assignment: This Agreement shall be binding upon, and enure to the benefit of, the Parties and their respective successors and permitted assigns. No Party shall take any steps to assign, transfer, charge or otherwise deal with all or any of its rights and/or obligations under or pursuant to this Agreement without the prior written consent of the other Party. In the absence of the prior written consent of the Parties, this Agreement shall not be capable of assignment.

6.8	Counterparts: This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same agreement. Any Party may enter into this Agreement by executing any such counterpart.

6.9	Legal Relationship: The Parties are independent principals and no Party is nor shall hold itself out as the agent or partner of another, and no Party shall have any authority to bind or incur any liability on behalf of any other Party.

6.10	Punctual Performance: Time shall be of the essence of this Agreement. 6.11 Costs and Expenses: Each party shall bear its costs and expenses incurred in relation to the preparation of this Agreement.

7.	Governing Law and Jurisdiction

7.1	Governing Law: This Agreement (together with all documents referred to in it) shall be governed by and construed and take effect in accordance with the laws of Hong Kong (which each of the Parties considers to be suitable to govern the international commercial transactions contemplated by this Agreement).

7.2	Jurisdiction: With respect to any question, dispute, suit, action or proceedings arising out of or in connection with this Agreement (the “Proceedings”), each Party irrevocably:
(a)	submits to the non-exclusive jurisdiction of the courts of Hong Kong; and

(b)	waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such

Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such Party.
7.3	Other Jurisdictions: Nothing in this Agreement precludes either Party from bringing Proceedings in any other jurisdiction nor will the bringing of Proceedings in any one or more jurisdictions preclude the bringing of Proceedings in any other jurisdiction.

7.4	Service of Process: Each Party named in the first column below irrevocably appoints the Hong Kong person set opposite its name in the second column to receive, for it and on its behalf, service of process in any Proceedings:

Party	Process Agent	Address for Service of Process
Pariya	D. S. Cheung & Co.	Rooms 1910-1913, Hutchison House, 10 Harcourt Road, Central, Hong Kong
XFM	K&L Gates	35th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
The Parties agree that any such legal process shall be sufficiently served on it if delivered to its process agent at its address specified in this Clause or at the process agent’s registered office or address for the time being in Hong Kong. If for any reason any of the Parties’ process agent is unable to act as such, that Party shall promptly notify the other Party or Parties forthwith and appoint a substitute process agent acceptable to the other Party or Parties. Without affecting the right of any Party to serve process in any other way permitted by law, the Parties irrevocably consent to service of process given in the manner provided for notices in Clause 5.

7.5	Waiver of Immunity: To the extent that, in the courts of any jurisdiction/arbitration proceedings, any Party may claim for itself or its revenues or assets (irrespective of their use or intended use) immunity on the grounds of sovereignty or other similar grounds from suit, jurisdiction of any court /arbitration proceedings, relief by way of injunction, order for specific performance or for recovery of property, attachment (whether in aid of execution, before judgment or otherwise), execution or enforcement of any judgment/arbitration award or other legal process to which it or its revenues or assets might otherwise be entitled in any Proceedings (whether or not claimed), and to the extent that in any such jurisdiction there may be attributed to itself or its revenues or assets such immunity, that Party irrevocably agrees not to claim such immunity and irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

AS WITNESS the Parties or their duly authorised representatives have duly executed this Agreement the day and year first before written.

SIGNED by	)
)
for and on behalf of XINHUA FINANCE MEDIA LIMITED in the presence of:-	) ) )	/s/ Fredy Bush Chief Executive Officer

SIGNED by Wang Siu Wa	)
)
for and on behalf of PARIYA HOLDINGS LIMITED in the presence of:-	) ) )	/s/ Wong Siu Wa

Schedule I
Manner of Payment of the Consideration referred to in Clause 2.2(a) of this Agreement

Instalments	Date of Payment	Amount of each Instalment
1st	As soon as practicable and in any event within ten (10) Business Days after Closing.	US$5,000,000
2nd	28 February 2009	US$10,000,000
3rd	31 March 2009	US$10,000,000
4th	31 August 2009	The 2008 Amount (Note 1 and Note 2)
5th	30 September 2009	US$10,000,000
6th	31 October 2009	US$5,000,000
7th	Within four (4) years after signing of this Agreement or the initial public offering of the shares of the Company takes place, whichever is the earlier	The amount of Consideration outstanding
TOTAL		US$85,000,000
Note:
(1)	The amount payable by Pariya to XFM hereunder will be offset by the 2008 Amount in full on a dollar-for-dollar basis

(2)	If Pariya has entered into any agreement, written or otherwise, with any Subsequent Purchaser(s), prior to the 5th Instalment becoming due as set out in Schedule I hereto, for the sale of all or part of the Sale Shares to such Subsequent Purchaser(s) for a consideration of not less than US$45,000,000, all the outstanding amount from the 1st to 3rd Instalments and the 5th Instalment, if not yet due and payable pursuant to this Schedule, will become payable by Pariya to XFM within ten (10) days upon Pariya’s receipt of the consideration of US$45,000,000 from such Subsequent Purchaser in full.

Schedule II
Closing Arrangement
1.	DELIVERY BY XFM

XFM shall deliver to Pariya or procure the delivery to Pariya of:

(A)	Documents relating to the acquisition of the Sale Shares:
(i)	undated instrument of transfer (and if applicable, any other undated transfer documents, including a contract note) in respect of the Sale Shares duly executed by or on behalf of the registered shareholder thereof in favour of Pariya (or such person as it may direct);

(ii)	original share certificate representing the Sale Shares;

(iii)	such documents as Pariya may reasonably require to enable it (or such person as it may direct) to obtain good title to the Sale Shares and to be registered as the holder of the Sale Shares; and

(iv)	copy, certified as true and complete by a director of the Company, of resolutions of the board of directors of the Company approving the transfer of the Sale Shares.

Schedule III
Post Closing Arrangement
1.	DELIVERY BY XFM

XFM shall within ten (10) Business Days after Closing deliver to Pariya or procure the delivery to Pariya of:

(A)	Documents relating to the Company and each of its Subsidiaries:
(i)	the certificate of incorporation;

(ii)	constitution together with all resolutions amending thereof;

(iii)	the statutory books duly made up to date;

(iv)	share certificate book; company chop and common seal; statements of the balance standing to the credit/debit of all its bank accounts certified to be correct by its director as at the close of business on Closing Date, and statements certified by its director reconciling such statements with it’s cash book;

(v)	books and records;
(B)	Documents pertaining to a company incorporated in the BVI: including the Company.

Authorization given by such company in writing to its registered agent in the BVI responsible for keeping the originals of its corporate records to receive and accept instructions from Pariya and its agents and acknowledged by such BVI agent, all in form and substance satisfactory to Pariya;

(C)	Documents relating to the resignation of directors and company secretary:

Written resignation with effect from Closing of all directors and the secretary (except those retained by Pariya) of the Company and/or each of the Subsidiaries and from their respective offices and employments with the Company and/or each of the Subsidiaries; and written confirmations executed under seal that each resigning director/secretary has no claim of any nature whatsoever against the Company or any of the Subsidiaries whether for remuneration, compensation for loss of office, redundancy, wrongful dismissal or for any other reason;

(D)	Documents relating to XFM:

Copy, certified as true and complete by a director of XFM, of resolutions of the board of directors of XFM, approving the transaction hereby contemplated and authorising the signature, execution and completion (as appropriate) of this Agreement and the documents ancillary hereto and thereto; and

(E)	Documents of and incidental to the transactions as contemplated under this Agreement:

Any documents as may be required by law or as may be necessary or reasonably desirable to implement and/or give effect to this Agreement and the transactions contemplated by it.
2.	DELIVERY OF OTHER DOCUMENTS BY PARIYA

Pariya shall, as soon as practicable and in any event within ten (10) Business Days after Closing, upon the compliance by XFM with the preceding provisions:
(A)	deliver a cashier’s order, certified cheque, guaranteed bank draft, or cheque of Pariya’s solicitors, DS Cheung & Co., payable to XFM or such party as XFM may designate in writing for settlement of the 1st Instalment of the Consideration in the manner set out in Schedule I hereto; and

(B)	deliver or cause to be delivered to XFM copy, certified as true and complete by a director of Pariya, of resolutions of the board of directors of Pariya approving the transaction hereby contemplated and authorising the signature, execution and completion (as appropriate) of this Agreement and the documents ancillary hereto and thereto.

Dated the 31st day of December 2008

AGREEMENT
IN RESPECT OF
SALE AND PURCHASE
85% OF THE ISSUED SHARE CAPITAL OF
XINHUA FINANCE MEDIA (CONVEY) LIMITED